June 20, 2006
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Dominic Minore
Via Facsimile: 202-772-9283

Re:	Highland Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
(File Nos. 333-132436 and 811-21869)
Dear Mr. Minore:
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on May 22, 2006 and the Preliminary Prospectus dated May 22, 2006 began on May 22, 2006 and is expected to conclude at approximately 1:00 p.m., June 23, 2006, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 74,400 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. on June 23, 2006, or as soon as possible thereafter.

Sincerely, MORGAN STANLEY & CO. INCORPORATED On Behalf of the several Underwriters By: MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Trevor R. Burgess
	Name:	Trevor R. Burgess
	Title:	Executive Director